SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Casino & Entertainment Properties LLC
(Name of Issuer)

Class A Membership Interests
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Ben I. Adler, Esq.
Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 212-902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].

(continued on following pages)

SCHEDULE 13D
(Amendment No. 4)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) W2007/ACEP Managers Voteco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* OO

(Page 2 of 10 Pages)

SCHEDULE 13D
(Amendment No. 4)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven Angel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

(Page 3 of 10 Pages)

SCHEDULE 13D
(Amendment No. 4)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

(Page 4 of 10 Pages)

SCHEDULE 13D
(Amendment No. 4)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard Hart Powers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

(Page 5 of 10 Pages)

SCHEDULE 13D
(Amendment No. 4)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan Steven Kava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

(Page 6 of 10 Pages)

This Amendment No. 4 to statement on Schedule 13D (“Amendment No. 4”) is being filed jointly by W2007/ACEP Managers Voteco, LLC (“VoteCo”), Steven Angel (“Mr. Angel”), Jonathan Langer (“Mr. Langer”), Richard Hart Powers (“Mr. Powers”) and Alan Steven Kava (“Mr. Kava” and together with VoteCo, Mr. Angel, Mr. Langer and Mr. Powers, the “Reporting Persons”), and amends the original statement on Schedule 13D by VoteCo, Mr. Langer, Brahm Cramer (“Mr. Cramer”) and Stuart M. Rothenberg (“Mr. Rothenberg”) filed on March 3, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 1”), Amendment No. 2 to statement on Schedule 13D filed on August 24, 2009 (“Amendment No. 2”) and Amendment No. 3 to statement on Schedule 13D filed on September 15, 2009 (“Amendment No. 3”) (the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).  This Amendment No. 4 relates to the Class A Membership Interests (“Class A Interests”) of American Casino & Entertainment Properties LLC, a Delaware limited liability company (the “Company”).

Item 2.	Identity and Background.

     The second sentence of Item 2(a) of the Schedule 13D is hereby deleted and replaced with the following:

“Effective as of December 31, 2009, Mr. Langer resigned as a manager of VoteCo and Mr. Powers and Mr. Kava were appointed as managers of VoteCo and, as a result, as of December 31, 2009, Mr. Angel, Mr. Powers and Mr. Kava are the managers of VoteCo, Messrs. Cramer and Langer, are non-managing members of VoteCo, and Messrs. Cramer, Langer and Angel collectively hold all of the membership interests in VoteCo.”

                 Item 2(c) of the Schedule 13D is hereby deleted and replaced with the following:

“(c)  The principal business of VoteCo is its investment in the Class A Interests.  Effective as of December 31, 2009, Mr. Langer resigned his position as head of U.S. acquisitions and global head of hospitality and gaming investing for the Real Estate Principal Investment Area (“REPIA”) of Goldman, Sachs & Co. (“Goldman Sachs”).  Effective as of December 31, 2009, Mr. Langer’s principal occupation is independent financial consultant.  Mr. Angel’s principal occupation is the ongoing oversight of REPIA’s gaming portfolio.  Mr. Powers’ principal occupation is co-head of REPIA Americas for Goldman Sachs and member of the Investment Committee of Whitehall Street Global Real Estate Limited Partnership 2007 (the “Street Fund”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (the “Parallel Fund”) and Whitehall Street Global Real Estate Employee Master Fund 2007, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs.  Mr. Kava’s principal occupation is co-head of REPIA Americas for Goldman Sachs and member of the Investment Committee of the Whitehall Funds.  Goldman Sachs, a New York limited partnership, is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS Group”) and a member of the New York Stock Exchange and other national exchanges.  GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm.  The principal address of each Reporting Person is 85 Broad Street, New York, New York 10004.”

(Page 7 of 10 Pages)

Item 4.	Purpose of Transaction.

        The following sentence is hereby inserted before the last sentence of the penultimate paragraph of Item 4.

“Effective as of December 31, 2009, Mr. Langer resigned as a member of the Company’s Board of Directors and Messrs. Powers and Kava were appointed as members of the Company’s Board of Directors.”

Item 5.	Interest in Securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby deleted and replaced with the following:

“(b)  Effective as of December 31, 2009, Mr. Langer no longer has the power or authority to act on behalf of VoteCo.  Except for Mr. Langer, each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 30 Class A Interests.  Each of Mr. Cramer and Mr. Langer retains his membership in VoteCo and, subject to the Transfer Restriction Agreement described below, retains his power to dispose of his membership interests in VoteCo.  VoteCo’s power to dispose of such Class A Interests is subject to the Transfer Restriction Agreement, pursuant to which VoteCo may not transfer any Class A Interests, except as provided in such Transfer Restriction Agreement.  See ‘Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.’”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

14	Joint Filing Agreement, dated January 5, 2010.

15	Power of Attorney, dated January 5, 2010, relating to Richard Hart Powers.

16	Power of Attorney, dated January 5, 2010, relating to Alan Steven Kava.

(Page 8 of 10 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2010

W2007/ACEP MANAGERS VOTECO, LLC

/s/ Yvette Kosic
By: Title:	Yvette Kosic Attorney-in-fact

STEVEN ANGEL

/s/ Yvette Kosic
By: Title:	Yvette Kosic Attorney-in-fact

JONATHAN LANGER

/s/ Yvette Kosic
By: Title:	Yvette Kosic Attorney-in-fact

RICHARD HART POWERS

/s/ Yvette Kosic
By: Title:	Yvette Kosic Attorney-in-fact
(Page 9 of 10 Pages)

ALAN STEVEN KAVA /s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

(Page 10 of 10 Pages)